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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2002

                                HAVAS ADVERTISING
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]            Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [ ]                       No  |X|


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                HAVAS ADVERTISING

         On May 7, 2002, Havas Advertising issued a press release announcing billing and revenue information for the first quarter of 2001. Attached as
Exhibit 1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the May 7, 2002 press release.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      HAVAS ADVERTISING
                                      (Registrant)


Date: May 22, 2002                    By: /s/ Jacques Herail
                                          -----------------------------------
                                          Name:  Jacques Herail
                                          Title: Executive Vice President and
                                                 Chief Financial Officer



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                                HAVAS ADVERTISING

                                INDEX TO EXHIBITS

Exhibit
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   1         Press release issued by Havas Advertising on May 7, 2002.